SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           CHANTICLEER HOLDINGS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   15930P 10 7
                                 (CUSIP Number)


                                   David Sims
                           Palisades Master Fund, L.P.
                   Harbour House, 2nd Floor, Waterfront Drive
                            P.O. Box 972, Road Town,
                         Tortola, British Virgin Islands
                                 (284) 494-4770
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 15, 2005
             (Date of Event which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

      Palisades Master Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)
                                                             Not Applicable. |_|
--------- ---------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER
SHARES
BENEFICIALLY            4,200,000 (See Items 3, 4 and 5)
OWNED             --------------------------------------------------------------
BY EACH           8     SHARED VOTING POWER
REPORTING
PERSON                  0
WITH              --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        4,200,000  (See Items 4 and 5)
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,200,000 (See Items 3, 4 and 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      48.4% (See Items 3, 4 and 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

      PEF Advisors, Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)
                                                             Not Applicable. |_|
--------- ---------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER
SHARES
BENEFICIALLY            4,200,000 (See Items 3, 4 and 5)
OWNED             --------------------------------------------------------------
BY EACH           8     SHARED VOTING POWER
REPORTING
PERSON                  0
WITH              --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        4,200,000  (See Items 4 and 5)
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,200,000 (See Items 3, 4 and 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      48.4% (See Items 3, 4 and 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.0001 par value per share (the "Common Stock"), of Chanticleer Holdings, Inc., a Delaware corporation, which has its principal place of business at 4500 Cameron Valley Parkway, Suite 270, Charlotte, North Carolina 28211 (the "Company").

Item 2. Identity and Background.

(a) This statement is filed by Palisades Master Fund, L.P., a partnership organized under the laws of British Virgin Islands ("Palisades"), and PEF Advisors, Ltd. ("PEF"), a corporation organized under the laws of British Virgin Islands.

(b) The business address for both Palisades and PEF is Harbour House, 2nd Floor, Waterfront Drive, P.O. Box 972, Road Town, Tortola, British Virgin Islands.

(c) The principal business of Palisades is purchasing, selling, trading and investing in securities. The principal business of PEF is providing financial management and advisory services.

(d) Neither Palisades nor PEF has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Neither Palisades nor PEF has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Palisades is organized under the laws of British Virgin Islands. PEF is organized under the laws of British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration.

On December 15, 2005, Palisades and PEF purchased 4,200,000 shares of Common Stock of the Company in a private transaction with the Company.

Item 4. Purpose of Transaction.

The purpose of this Schedule 13D is to report the acquisition by Palisades and PEF of beneficial ownership of 4,200,000 shares of Common Stock on December 15, 2005.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Palisades beneficially owns 4,200,000 shares or 48.4% of the issued and outstanding Common Stock of the Company (based on 8,681,711 issued and outstanding shares of Common Stock as of March 1, 2006 as disclosed in the Company's Form 10-K for the fiscal year ended December 31, 2005 that was filed with the Securities and Exchange Commission on March 30, 2006).

      PEF serves as general partner and principal investment manager to Palisades, and as such has been granted investment discretion over Palisades' investments, including the investment in the Common Stock. As a result of its role as general partner and investment manager to Palisades, PEF may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), of such Common Stock held by Palisades. However, PEF does not have the right to receive dividends from, or the proceeds from the sale of, such Common Stock held by Palisades and disclaims any beneficial ownership of such shares of such Common Stock.

(c) During the past 60 days, Palisades and PEF effected no transactions in the Common Stock of the Company.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among Palisades, PEF and any other person with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Agreement of Joint Filing.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

May 9, 2006

PALISADES MASTER FUND, L.P.

By: Discovery Management Ltd., its authorized signatory


By: /s/ David Sims
    ------------------------------------
    Name:  David Sims
    Title: Authorized Signatory


PEF ADVISORS, LTD.


By: /s/ Paul T. Mannion, Jr.
    ------------------------------------
    Name:  Paul T. Mannion, Jr.
    Title: Authorized Signatory

                            AGREEMENT OF JOINT FILING

THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as of this 9th day of May 2006, by and among Palisades Master Fund, L.P. and PEF Advisors, Ltd.

The parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Form 3, Form 4, Form 5 or Schedule 13D or Schedule 13G relating to their ownership (direct or otherwise) of any securities of Chanticleer Holdings, Inc., a Delaware corporation, and any and all amendments thereto and any other document relating thereto (collectively, the "Filings") required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This Agreement is intended to satisfy the requirements of Rule 13d-l (k)(l) under the Exchange Act. This agreement may be executed in any number of counterparts, each of which shall be deemed to be in original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

May 9, 2006

PALISADES MASTER FUND, L.P.

By: Discovery Management Ltd., its authorized signatory


By: /s/ David Sims
    ------------------------------------
    Name:  David Sims
    Title: Authorized Signatory


PEF ADVISORS, LTD.


By: /s/ Paul T. Mannion, Jr.
    ------------------------------------
    Name:  Paul T. Mannion, Jr.
    Title: Authorized Signatory